

16013445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 7 M Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

508 W. 5th St Suite 140
(No. and Street)

Charlotte | NC | 28202
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

4350 Congress St Ste 900 | Charlotte | NC | 28209
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leroy Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 7M Securities LLC, as of 24 February, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

—

—

Signature

Partner

Title

2/25/16.

Notary Public

JAIME MORENO RAMIREZ
Notary Public
Mecklenburg Co., North Carolina
My Commission Expires Apr. 13, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of 7M Securities, LLC

We have audited the accompanying statement of financial condition of 7M Securities, LLC as of December 31, 2015, and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of 7M Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 7M Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1943 has been subjected to audit procedures performed in conjunction with the audit of 7M Securities, LLC financial statements. The supplemental information is the responsibility of 7M Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of Net Capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1943 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 24, 2016

7M SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS		
CURRENT ASSETS		
Cash	$	781,112
TOTAL ASSETS	$	781,112
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	22,794
Accrued expenses		515,059
TOTAL LIABILITIES		537,853
MEMBER'S EQUITY		243,259
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	781,112

See accompanying notes to financial statement.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

7M Securities, LLC (the "Company") was incorporated in the state of North Carolina on March 3, 2010 for the purpose of becoming qualified as a licensed broker/dealer. In 2011, the Company became licensed as a broker/dealer and began operation providing merger and acquisition services to middle market companies and private equity firms.

Effective January 1, 2013, 7M Securities became a wholly-owned subsidiary of 7 Mile Advisors, LLC ("7MA"). Prior to January 1, 2013, the Company was related to 7 Mile Advisors, LLC by common ownership.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income taxes

The Company is organized as a limited liability company and has elected to be treated as a partnership for income tax purposes. The Company recognizes the tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ended December 31, 2012. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the members and not to the entity.

The income and losses of the Company are included in the member's personal tax return. As of December 31, 2015, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Subsequent events

The Company evaluated the effect subsequent events would have on the financial statements through February 24, 2016, which is the date the financial statements were issued.

NOTE B – TRANSACTIONS WITH RELATED PARTIES

The Company and 7MA have a management services agreement (the "Agreement"). In accordance with the terms of the Agreement, 7MA charges the Company a portion of the general and administrative expenses incurred by 7MA based on the amount used by the Company. These expenses include: (a) management and administrative salaries, wages, and benefits; (b) shared facilities costs; and (c) other miscellaneous general and administrative expenses.

Employees of the Company and of 7MA are eligible to participate in the profit sharing plan (the "Plan"). After completing one year of service, each participant is eligible to receive a discretionary employer contribution each year. The Company does not have any employees but is allocated a portion of salaries from 7MA including a profit sharing contribution. For the year ended December 31, 2015, 7MA allocated to the Company contributions of $171,630 which was recorded in accrued expenses at December 31, 2015.

A cash balance plan was established on December 31, 2015. The cash balance plan is available to employees of 7MA except for members of an excluded class. The employees will be fully vested in the plan after 3 years of service. For the year ended December 31, 2015, 7MA allocated to the Company contributions of $130,009 which was recorded in accrued expenses at December 31, 2015.

NOTE C – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposits, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $243,259 which was 207,402 in excess of its required net capital of $35,857 in 2015. The Company's aggregate indebtedness to net capital ratio was 2.2 to 1 at December 31, 2015.

NOTE E – POSSESSION OR CONTROL REQUIREMENTS

The Company does not take possession of or control customer funds or securities.